SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-2)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.     )

Avatech Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05349Y 10 4 (CUSIP Number)

May 30, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 05349Y 10 4	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: Shelly Ann White
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 247,647
6 SHARED VOTING POWER 413,807
7 SOLE DISPOSITIVE POWER 247,647
8 SHARED DISPOSITIVE POWER 413,807

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,454
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.3%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 05349Y 10 4	13G	Page 3 of 4 Pages

SCHEDULE 13G

Item 1(a).	Name of Issuer: Avatech Solutions, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 10715 Red Run Blvd., Owings Mills, Maryland 21117

Item 2(a).	Names of Persons Filing: Shelly Ann White

Item 2(b).	Address of Principal Business Office or, if none, Residence: 351 Cove View Drive Waterford, MI 48327

Item 2(c).	Citizenship: USA

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 05349Y 10 4

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership:

As of May 30, 2006, the following shares were beneficially owned by the Reporting Person:

(a) Amount beneficially owned: 661,454
(b) Percent of class: 5.3%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 247,647
(ii) Shared power to vote or to direct the vote: 413,807
(iii) Sole power to dispose or to direct the disposition of: 247,647
(iv) Shared power to dispose or to direct the disposition of: 413,807

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

CUSIP No. 05349Y 10 4	13G	Page 4 of 4 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 6/6/06	/s/ Shelly Ann White
Shelly Ann White